Exhibit 99.1

Neptune Introduces Mood Ring Cannabis Brand for Canadian Market

Mood Ring to launch in select Canadian markets this fall to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products

LAVAL, QC, Aug. 18, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, is pleased to introduce its proprietary Mood Ring cannabis brand for the Canadian market. The Mood Ring brand and product line will officially launch in select Canadian markets this fall to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products.

Mood Ring leverages Neptune's decades of experience in the wellness, extraction and consumer packaged goods (CPG) industries to bring product offerings to market that are designed to meet the specific demands of Canadian consumers. Mood Ring CBD products primarily target wellness-focused consumers looking for natural products, whereas Mood Ring THC concentrates focus on the recreational market.

Mood Ring will use Neptune's proprietary cold ethanol extraction process technology to create full spectrum extracts for the Company's tincture and capsule products and newly implemented solventless extraction for THC concentrates. These processes allow Mood Ring to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction.

"Mood Ring is directly aligned with our strategy to move closer to the consumer and drive our growth with unique, high-quality and affordable health and wellness branded products," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions. "Our initial launch of Mood Ring will focus on CBD and THC products that we can immediately scale up to support the volumes required to meet demand, with future products in development. We intend to price our products to be competitive with the illicit market, which will provide legal options for legacy consumers that meet their needs and expectations, while attracting new consumers in a friendly and approachable way."

In June, Neptune received authorization by Health Canada to sell cannabis products to provinces and territories. This sales license includes edibles, extracts, and topical products. Health Canada's authorization adds to Neptune's previously held processing license and permits the Company to expand its cannabis operations to include Mood Ring and future proprietary branded products.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company.  With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:http://www.prnewswire.com/news-releases/neptune-introduces-mood-ring-cannabis-brand-for-canadian-market-301113700.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2020/18/c7775.html

%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 18-AUG-20